January __, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:           William H. Thompson, Accounting Branch Chief

Re:
China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for the Quarterly Periods Ended June 30, 2010 and September 30, 2010
Filed August 16, 2010 and November 15, 2010
File No. 1-34625

Dear Mr. Thompson:

This firm is counsel to the above-referenced company, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”) and is filing this response to your comment letter, dated January 4, 2011, with respect to the above-referenced filings on CREG’s behalf.  For convenience of reference, we have included, in this response letter, the same captions and paragraph numbers, as well as the text of the comment, set forth in your comment letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8.  Financial Statements and Supplementary Data, page 26

Consolidated Statements of Cash Flows, page 30

1.
We reviewed your response to comment two in our letter dated November 5, 2010.  We understand you have now concluded that cash expenditures for construction of power generating stations sold pursuant to sales-type leases should be classified as operating cash outflows since such expenditures are like the production of inventory in a manufacturing environment.  We also understand that cash inflows related to your investment in sales-type leases consist of principal and interest and that you believe that principal collections should be classified as investing cash inflows.  In addition, we understand that sales of systems results in an increase in the investment in sales-type leases, and that you believe that the increase should be presented as an investing cash outflow.  However, it seems as though your investment in sales-type leases is like accounts and/or short- and long-term notes receivable from customers arising from sales and that the change in the investment should be classified as an adjustment to reconcile net income to net cash provided by or used for operating activities, which would be consistent with your classification of cash outflows related to construction of the power generating systems.  As such, please tell us the following:

United States Securities and Exchange Commission
January 31, 2011

•
the basis in GAAP, citing specific ASC paragraphs, for classifying the increase in the investment in sales-type leases as investing cash outflows when the investment (both short- and long-term) arises from sales of power generating systems, which are classified as operating cash inflows; and

•
why you believe it is appropriate to classify principal collections as investing cash inflows when collections represent a reduction in the investment recognized upon the sale of power generating systems and the basis in GAAP for your classification, citing specific ASC paragraphs.

Response:

We have reclassified increase in the gross investment in sales type leases, and principal collection on sales type leases, from investing activities to operating activities in the attached consolidated cash flow statements.

Notes to Consolidated Financial Statements, page 31

Note 19.  Stock-Based Compensation, page 47

2.
We reviewed your response to comment three in our letter dated November 5, 2010, which is the same response you submitted to comment six in our letter dated September 22, 2010.  Please tell us why you believe the issuance of warrants to non-employees in exchange for services is not within the scope of ASC 505-50 and that the guidance in ASC 450-20-25 should be applied.  In that regard, please note that ASC 505-50 specifically addresses the date an issuer shall use to measure the fair value of equity instruments issued to non-employees, the periods and manner an issuer shall use to recognize the fair value of the equity instruments and how the equity instruments shall be accounted for before the measurement date for purposes of recognizing the cost of the transaction.  Please also note that we acknowledge a liability should be recognized on the grant date and that the cost should be recognized as the services are performed.  Notwithstanding, we believe that the fair value of the warrants should be measured based on the guidance in ASC 505-50 as of the date at which a commitment for performance by the counterparty to earn the equity instrument is reached or the date at which the counterparty’s performance is complete, whichever is earlier.  As such, as previously requested, please tell us the basis for your determination that the measurement date for the warrants was the grant date in light of the guidance in ASC 505-50-30-11 through ASC 505-50-30-17.  Specifically discuss why you believe: (i) performance was complete on the grant date or (ii) a performance commitment to earn the equity instruments was probable on the grant date because of sufficiently large disincentives for nonperformance.  If you concluded the warrants were fully vested and nonforfeitable on the grant date despite their vesting terms because their issuance was irrevocable and you agreed to take no action to cause the warrants to become void or revoked or their issuance to be otherwise terminated, please confirm that fact and tell us the facts and circumstances supporting that conclusion.  Otherwise, please explain in detail the sufficiently large disincentives for nonperformance.

United States Securities and Exchange Commission
January 31, 2011

Response:

We have re-measured the fair value of warrants to the IR firm based on ASC 505-50 at each balance sheet and expense recorded based on the period elapsed at each  balance sheet date, which is the date at which the counterparty’s performance is deemed to be completed for the period. As illustrated in the table below, the difference in expense under ASC 505-50 and ASC 450-20-25 is not material; the Company will comply with ASC 505-50 to account for the warrants before the measurement date, for purposes of recognizing the cost of the transaction with a cumulative adjustment in the 4th quarter of fiscal year 2010, and will record the additional expenses under ASC 505-50 in the income statement for the year ended December 31, 2010. The Company believes expensing the cost over the service term of the investor relations agreement is a better matching of cost with services received rather than expensing over the warrant’s vesting period.

Amortize over the service period of 12 months

IR expense - warrants issued	2009 Q4	2010 Q1	2010 Q2	2010 Q3	2010 accumulated
expense originally recorded	90,749	90,749	90,749	-	272,247
expense under ASC 505 - 50	176,884	257,698	34,830	34,662	504,074
Difference	86,135	166,949	(55,919)	34,662	231,827
Difference as % of quarterly net income	5%	6%	1%	1%	-
Difference as % of YTD net income	1%	-	1%	0.3%	-
Difference as % of total assets	0.09%	0.17%	-0.04%	0.02%	-
Difference as % of total equity	0.18%	0.32%	-0.09%	0.05%	-
Impact to basic EPS - current quarter	$0.002	$0.004	$(0.001)	$0.001	-
Impact to basic EPS - YTD	$0.002	-	$(0.001)	$0.001	-

Item 9A.  Controls and Procedures, page 51

Internal Controls over Financial Reporting, page 51

3.
We reviewed your response to comment five in our letter dated November 5, 2010.  We understand that your CFO is responsible for reviewing the financial reports under U.S. GAAP and ensures the financial statements and other financial information fairly presents the financial condition, results of operations and cash flows in accordance in US GAAP.  We also understand that your CFO has a U.S. MBA education and many years of experience in banking, investment, financing and accounting areas in China and the U.S.  Please tell us about the CFO’s education, knowledge, experience and on-going training in US GAAP and SEC Rules and Regulations.  In addition, please tell about the education, knowledge, experience and on-going training in US GAAP and SEC Rules and Regulations of your Vice President of Accounting and other personnel identified in your response.

United States Securities and Exchange Commission
January 31, 2011

Response:

First, as disclosed in a Form 8-K, filed January 6, 2011, our Board of Directors appointed David Chong to the office of CFO of the Company, effective December 30, 2010; therefore, Mr. Xinyu Peng is no longer the Company’s CFO.

Our Vice President of Accounting, Mr. Xiaogang Zhu, is responsible for overseeing and designating the review of our financial reports under Chinese GAAP. Mr. Zhu is a Chinese Senior Accountant and an expert in financial reporting.  Mr. Zhu has 30 years of experience in financial reporting. Mr. Zhu has been the CFO and vice president of accounting for two NASDAQ listed companies in the past five years. Mr. Zhu is an expert in Chinese GAAP and is knowledgeable in U.S. GAAP. Mr. Zhu has had prior training in U.S. GAAP and SEC Rules and Regulations. Mr. Zhu received his bachelor degree in Accounting from Shaanxi Finance and Accounting Institute (now Xian Jiaotong University Management School). Mr. Zhu has not completed any formal on-going training in U.S. GAAP and SEC Rules and Regulations. That said, Mr. Zhu has remained knowledgeable and current with respect to U.S. GAAP and SEC Rules and Regulations, since he has held the office of vice president of accounting for two NASDAQ listed companies within the past five years. In addition, the Company is in the process of finalizing an on-going training course for Mr. Zhu and other executive officers of the Company, in U.S. GAAP and SEC Rules and Regulations.

Our CFO is responsible for overseeing and designating the review of our financial reports under U.S. GAAP. The CFO, for the period covered by this Comment Letter, Mr. Peng, is a seasoned expert in financial reporting with a unique blend of banking and private and public company experience. Mr. Peng has significant experience and knowledge with respect to U.S. GAAP and SEC Rules and Regulations.  Prior to joining the Company, Mr. Peng served as: (i) Vice President of Tavistock Group Asia, (ii) Chief Financial Officer and Director of MOD3 Cabinets & Home LLC, (iii) Chief Financial Officer of Creative Hospitality Concepts LLC; and (iv) a management level officer of the Bank of China. Mr. Peng has maintained his knowledge of accounting standards by completing on-going training in U.S. GAAP and other SEC Rules and Regulations. Mr. Peng holds a MBA degree from University of Miami and Bachelor degree in Arts from Shanghai Fudan University major in International Finance. For fiscal year-ended December 31, 2009, the Company engaged a U.S. CPA, Ms. Yvonne Zhang, to ensure that the Company’s financial statements fairly present the financial condition, results of operations and cash flows of the Company in accordance in U.S. GAAP. Ms. Zhang is licensed in the State of California. As disclosed in our previous Response Letter, dated November 15, 2010, Ms. Zhang has 10 years of experience working in various U.S. accounting firms supervising, planning and performing financial statement audits and reviews (for both SEC reporting and private companies), preparing financial statement compilations and related footnote disclosures and special reports, and preparing corporate, partnership and personal income tax returns. Further, to ensure that: (i) the Company’s financial statements continue to be presented in accordance with U.S. GAAP and SEC Rules and Regulations; and (ii) the Company stays fully informed, knowledgeable and current as to all applicable accounting standards and principles, the Company has continued its engagement of Ms. Zhang.

4.
We reviewed your response to comment six in our letter dated November 5, 2010.  We note that you engaged Deloitte to provide consulting services and provide assistance in conducting your evaluation and assessment of internal control over financial reporting for fiscal 2010.  Please tell us how and why Deloitte is qualified to evaluate your internal control over financial reporting.  In addition, please tell us whether you engaged an accounting firm or other similar organization to provide assistance in conducting your evaluation and assessment of internal control over financial reporting for fiscal 2009.  If so, please provide the information requested in our previous comment.  Otherwise, please tell us the role each of the persons identified in your response to comment five in our letter dated November 5, 2010 had in conducting the evaluation and assessment of your internal control over financial reporting in fiscal 2009.

United States Securities and Exchange Commission
January 31, 2011

Response:

In the Company’s previous Response Letter, dated December 8, 2010, we stated that, on June 2, 2010, Xi’an TCH engaged Deloitte to provide consultancy services for the Group’s SOX 404 and related internal control compliance. It was not an engagement to provide consulting services nor an engagement to provide assistance in conducting our evaluation and assessment of internal control over financial reporting for fiscal year 2010. On June 23, 2009, the Company engaged Deloitte Touche Tohmatsu CPA LTD for the specific purpose of providing support services and technical support to the Company in connection with SOX 404 and related internal control compliance; the engagement commenced in June 2009 and ended in February 2010. This was not an engagement to provide assistance in conducting our evaluation and assessment of internal control over financial reporting for fiscal year 2009. Our evaluation and assessment of internal control over financial reporting has been done, and is currently done, by our CEO and CFO.  Therefore, with the exception of our CEO and CFO, none of the persons identified in our previous response conducted an evaluation or completed an assessment of the Company’s internal control over financial reporting. For fiscal year 2009, our CEO and CFO conducted an evaluation of the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13(a) of the Securities Exchange Act of 1934. Our CEO, Mr. Guohua Ku, and CFO, Mr. Peng, are both qualified to evaluate and assess the Company’s internal control over financial reporting. Mr. Peng is qualified on the basis of his experience and training, as referenced above. Likewise, Mr. Ku is adequately qualified; prior to joining the Company,  Mr. Ku  served as Senior Engineer for both Yingfeng Technology and Shaanxi Blast Air Blower (Group) Co., Ltd. The technical knowledge and experience gained from those positions, combined with the managerial experience Mr. Ku has gained by serving as Chairman of the Board and CEO of this Company, allows Mr. Ku to assess our internal control over financial reporting from both a managerial and technical perspective.

Form 10-Q for Quarterly Period Ended September 30, 2010

Part I.  Financial Information, page 3

Item 1.  Financial Statements, page 3

5.
Please refer to ASC 505-10-50-2 and tell us your consideration of disclosing the changes in the separate accounts comprising stockholders’ equity and of the changes in the number of shares of common stock outstanding in a separate statement of stockholders’ equity or in the notes to financial statements:

Response:

As a separate Statement of Stockholders’ Equity is not required for interim financial statements, we disclosed the changes in the separate accounts comprising stockholders’ equity in Note 16, 17 and 18.  Specifically, the Paid in Capital was increased about $4.26 million for the nine months ended September 30, 2010; of this amount, the increase of $1.92 million was due to stock options and warrant expenses which were disclosed in Note 17; the increase of $2.34 million was due to increase of the beneficial conversion feature arising from the second note - 5% secured convertible promissory note from Carlyle, which was disclosed in Note 16.  We have expanded disclosure for noncontrolling interest as follows*:

United States Securities and Exchange Commission
January 31, 2011

Balance at December 31, 2009	$616,238
Capital contribution from noncontrolling interest into Erdos TCH	863,915
Net income for the period	589,819
Foreign currency translation gain	82,297
Balance at September 30, 2010	$2,152,269

      *Note: Table represents expanded disclosure of noncontrolling interest; we shall prospectively include expanded (combined) disclosure of noncontrolling interest in all annual and quarterly reports moving forward.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Very truly yours, /s/ Thomas Wardell Thomas Wardell

cc:	David Chong, CFO, China Recycling Energy Corp. Jeffrey Li, Esq. James L. Thornton, Esq.